Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, MD 20850
U.S.A.
301-840-3888
301-987-2346 fax
www.synutra.com

August 08, 2007

Mail Stop 3561

Via facsimile (202-772-9206) and Edgar

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Raquel Howard
Staff Accountant
Division of Corporate Finance

Re:	Synutra International, Inc.
Item 4.01 Form 8-K
Filed July 27, 2007
File No. 001-33397

Dear Ms. Howard:

On behalf of Synutra International, Inc. (the “Company”), this letter is being sent in response to the U.S. Securities and Exchange Commission (the “Commission”) letter of comment dated August 1, 2007 (the “Comment Letter”), with respect to the above-referenced current report on Form 8-K (the “Current Report”) that has been filed with the Commission. Set forth below are the Company’s responses to the Commission’s comments. For the convenience of the staff of the Commission, each of the Commission’s comments is set out immediately preceding the corresponding response.

Transmitted herewith is a revised Form 8-K/A, as filed with the SEC, which reflects certain changes, as indicated below, based on the Comment Letter.

In connection with responding to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments

1.   SEC Comment

We note your disclosure that you replaced Rotenberg & Co., LLP with Deloitte Touche Tohmatsu, CPA Ltd, as your independent accounting firm. Please revise your disclosure to clarify whether your former accountant resigned, declined to stand for re-election or was dismissed and the date, as required by Item 304(a)(1)(i) of Regulation S-B.

Response

In response to the Commission’s comment, the Company has revised the disclosure in the Current Report to clarify that Rotenberg & Co., LLP was dismissed as of July 27th, 2007. We are concurrently filing an amended current report on Form 8-K/A.

2.   SEC Comment

Please obtain and file an Exhibit 16 letter from your former accountant stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Response

The Company is concurrently filing an updated Exhibit 16 letter from Rotenberg & Co., LLP regarding the statements made in our amended current report on Form 8-K/A.

* * * * * *

Should you have any further questions, please do not hesitate to contact the undersigned at (301) 840-3888.

Very truly yours,

Weiguo Zhang President and Chief Operating Officer Synutra International, Inc.

Cc:  Robert T. Plesnarski
O’Melveney & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001
202-383-5300